
Hey, I'm Andrew Ryan.
"We started with a crazy idea - the idea that everyone can be an investor. This evolved into everyone can be an entrepreneur. Then we said, why can't we do it from anywhere in the world?"
Andrew Ryan
newchip
sofos
JOURNEY
ASTRALABS
Connect with me.
#HIRING

Andrew Ryan (Ryan Rafols) · 2nd

4X Startup Founder w/3 Exits. Helped Startups Raise $300M+. Built Top 100 App w/ 500k+ Downloads. Previous Missile Defense Engineer & Army Veteran.

Talks about #newchip, #startups, #accelerator, #fundraising, and #venturecapital

Austin, Texas Metropolitan Area · Contact info

19,590 followers · 500+ connections

5 mutual connections: Jonny Price, Chuck Pettid, and 3 others

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Newchip Accelerator

The University of Texas at Austin

Hiring a Senior Product Manager & 1 other
ASTRALABS · Austin, Texas, United States · 7 days ago
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Activity

19,590 followers

A girl was murdered on my college campus. It caused a lot of fear and...
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I did something a little different for my first raise. I put together a party...
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Great read for startups - hits the points perfectly.
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Our philosophy is different than most companies. Most hire from the top...
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What does product-market fit mean? You may think you know what it means. But...
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Most startups can't succeed without outside funding from investors. And...
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About

I live and breathe tech. Let's make it a better world together 🧑‍🤝‍🧑 . Currently, run the top virtual accelerator in the world. Startup founders please apply on our site launch.newchip.com/apply-now

Experience

Founder & CEO
Newchip Accelerator
Jun 2016 – Present · 5 yrs 2 mos
Austin, Texas Area

Providing entrepreneurs with all of the skills and tools necessary to build, scale, and fund their startups from launch to exit via our online global accelerator and venture fund.

General Partner
Journey Venture Partners
2019 – Present · 2 yrs
United States

Chief Executive Officer
ASTRALABS
Jan 2020 – Present · 1 yr 7 mos
Austin, Texas Metropolitan Area

City Commissioner
City of Austin
Jun 2013 – Dec 2020 · 7 yrs 7 mos
Austin, Texas

+1

Co-Founder & Advisor
Safer Technologies Inc
Mar 2016 – Aug 2016 · 6 mos
Austin, Texas Area

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Education

The University of Texas at Austin

Newchip Accelerator

Volunteer experience

Volunteer
Operation Santa Claus
Children

Volunteer
Austin State Hospital
Social Services

Skills & endorsements

Start-ups · 99+
Endorsed by **Stuart Nixdorff and 11 others who are highly skilled at this**
Endorsed by **4 of Andrew's colleagues at Newchip Accelerator**

Social Entrepreneurship · 99+
Endorsed by **3 of Andrew's colleagues at Newchip Accelerator**

Policy · 99+
Ghozt Lechner and 99+ connections have given endorsements for this skill

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Recommendations

Received (10) Given (11)

Robert D. Thomas, PhD, JD, MBA
Commissioner Representing the Public at Texas Workforce Commission (former)
May 11, 2018, Robert D. was Andrew's mentor

Thought leader and passionate entrepreneur. Ryan is one to watch!

Jonathan Dade
MBA, MTS, Rabbi, Author
May 10, 2018, Jonathan was Andrew's teacher

Ryan is a young professional who exhibits the work ethic, passion for success, and knowledge of business that is usually only found in leaders many years his senior. We become what we strive to be, and Ryan is a positive testimony to the growth one achieves by doing. Through starting numerous organizations, navi... See more

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Accomplishments

6 Organizations
Omega Chi Chapter of Delta Kappa Epsilon Fraternity • American Military Retirees Association • Association of the United States Army • Texas Exes • Phi Theta Kappa • Air Defense Artillery Association

Honors & Awards